UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                        PANAGRA INTERNATIONAL CORPORATION
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                   6911 N 10 3
                                 (CUSIP Number)


                                   Li Chuquan
                        1 World Trade Center, 85th Floor
                            New York, New York 10048
                                 (203) 829-0905
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 22, 2001
         (Date of Event which Requires Filing Statement on Schedule 13D)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

                                  (Page 1 of 5)


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

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


1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Li Chuquan

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) [----]
                                                                                (b) [----]


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3.       SEC USE ONLY



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4.       SOURCE OF FUNDS

         SC

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                                                             [__]


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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         People's Republic of China

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------------------------- ----- --------------------------------------------------------------------------------------
       NUMBER OF           7.   SOLE VOTING POWER          25,200,000
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
------------------------- ----- --------------------------------------------------------------------------------------
------------------------- ----- --------------------------------------------------------------------------------------
                           8.   SHARED VOTING POWER       0

------------------------- ----- --------------------------------------------------------------------------------------
------------------------- ----- --------------------------------------------------------------------------------------
                           9.   SOLE DISPOSITIVE POWER    25,200,000

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------------------------- ----- --------------------------------------------------------------------------------------
                          10.   SHARED DISPOSITIVE POWER  0

------------------------- ----- --------------------------------------------------------------------------------------
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         25,200,000

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                          [__]


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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         63.8 %


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14.      TYPE OF REPORTING PERSON

         IN
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


                EXPLANATORY NOTE

         On April 27, 2001, Li Chuquan, a citizen of the People's Republic of China, entered into a Stock Purchase Agreement (the "Purchase Agreement") with PanAgra International Corporation, a New York corporation (the "Company"), Minghua Acquisition Corp., a Delaware corporation ("Acquisition Corp.") and Mr. Chan Kuen Kwong (both Mr. Li Chuquan and Mr. Chan Kuen Kwong are collectively referred to herein as "Sellers") pursuant to which the Sellers received $1,000,000 cash from Acquisition Corp. and 28,000,000 shares of Common Stock of the Company in exchange for all of the outstanding capital stock of Ming Hua Group International Holding (Hong Kong) Limited, a corporation existing under the laws of the Hong Kong Special Administrative Region of the People's Republic of China ("Ming Hua Group International"). Mr. Li individually received 25,200,000 shares of the Company (the "Shares").


Item 1.  Security and Issuer.

         The name of the issuer is PanAgra International Corporation, a New York corporation, which has its principal executive offices at 1 World Trade Center, 85th Floor, New York, NY 10048. This statement relates to PanAgra's common stock, $0.01 par value per share.

Item 2.  Identity and Background.

         (a)-(f). This Schedule 13D is being filed by Li Chuquan, a citizen of the People's Republic of China. Mr. Li's principal occupation is serving as the chairman of the following companies in China: Minghua Industry Development Co., Ltd., Shenzhen Minghua Investment Co., Ltd., Shenzhen Minghua Environmental Proteciton Vehicles Co., Ltd., Minghua Kindergarten, and Minghua International Holdings (Hong Kong) Limited. The address in which his occupation is conducted is Suite 1105, 11th Floor, Central Plaza, No. 18 Harbor Rd., Wanchai, Hong Kong. During the last five years, Mr. Li has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Li obtained the Shares as consideration for selling his interest in Ming Hua Group International.

Item 4.  Purpose of Transaction.

         The purpose of the acquisition of the Shares referred to herein is solely for investment. There is no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

(a)-(c)  None.

         (d) On June 26, 2001, the size of the Board of Directors was increased from three to six and Mr. Li was appointed as a director to fill one of the vacancies. Mr. Li was also appointed as Chairman of the Board. The election of the entire Board of Directors will occur at the Company's annual meeting in August. Mr. Li, along with Ronald Lui, Elie Saltoun, Chan Kuen Kwong, Fang Wen Ge and Zhuo Wen-Zhi, is a nominee for a board position.

         (e) The Company plans on increasing the number of authorized shares of common stock from 40,000,000 to 200,000,000 in order to accommodate the total number of shares that it could be required to issue and to provide the Company with greater flexibility with respect to its capital structure for such purposes as additional equity financing and stock based acquisitions. The Company will present a proposal to increase the number of shares of common stock to its shareholders at its annual meeting in August.

(f)-(j)  None.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Li is the beneficial owner of 25,200,000 shares of the Company's Common Stock, representing 63.82% of the outstanding shares of the Company.

         (b) Mr. Li has the sole power to vote and dispose of the 25,200,000 shares.

         (c) None.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

         Stock Purchase Agreement, dated April 27, 2001, among the Company, Acquisition Corp. and the Sellers, filed as an exhibit to the Company's Current Report on Form 8-K, dated April 27, 2001.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 27, 2001



                                                          By: /s/ Li Chuquan
                                                         -----------------------
                                                           Name: Li Chuquan
                                                           Title:  Director